UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-34656

Huazhu Group Limited
(Translation of registrant’s name into English)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

Closing of Notes Offering

Huazhu Group Limited (Nasdaq: HTHT) (the “Company”), a leading and fast-growing multi-brand hotel group in China with international coverage, on May 12, 2020 closed its previously announced offering of US$450 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”). The Company granted the initial purchasers in the offering an option excercisable from time to time until June 6, 2020 to purchase up to an additional US$50 million in principal amount of the Notes.

The Notes have been offered in the United States to persons reasonably believed by the initial purchasers to be qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This current report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: May 13, 2020	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors, Chief Executive Officer